UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

MERCURY INTERACTIVE CORPORATION

(Name of subject company (Issuer))

HEWLETT-PACKARD COMPANY
MARS LANDING CORPORATION

(Names of Filing Persons (Offerors))

Common Stock, $0.002 par value per share (Title of classes of securities)	589405109 (CUSIP number of common stock)

Charles N. Charnas, Esq.
Vice President, Deputy General Counsel & Assistant Secretary
Hewlett-Packard Company
3000 Hanover Street
Palo Alto, California 94304
(650) 857-1501
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

David K. Ritenour, Esq. Senior Counsel Hewlett-Packard Company 3000 Hanover Street Palo Alto, California 94304 (650) 857-1501	Larry W. Sonsini, Esq. Michael S. Ringler, Esq. Wilson Sonsini Goodrich & Rosati 650 Page Mill Road Palo Alto, California 94304 (650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
Not applicable*	Not applicable*
*
A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

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Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form of Registration No.:	N/A	Date Filed:	N/A
☒
Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

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third party tender offer subject to Rule 14d-1

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issuer tender offer subject to Rule 13e-4

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going private transaction subject to Rule 13e-3

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amendment to Schedule 13D under Rule 13d-2

DSPP Executive Message

HP recently announced that it has signed a definitive agreement to acquire Mercury Interactive, one of the leading business technology optimization (BTO) software companies. In this month's column, Ron Eller, Vice President & General Manager, HP Enterprise Solution Alliances, reviews the highlights of the announcement and discusses how DSPP partners can benefit.

DSPP Executive Message

Ron Eller, Vice President & General Manager, HP Enterprise Solution Alliances, offers this monthly column in which he discusses how partners can get more out of their DSPP membership.

We have exciting news to share with our DSPP members. HP recently announced that the company has signed an agreement to acquire Mercury Interactive, one of the leading business technology optimization (BTO) software companies.

This, the latest in a string of acquisitions, would be HP's largest software acquisition by revenue. With the Mercury acquisition, the HP software business is expected to increase to more than $2 billion in annual revenue, making HP one of the largest software companies in the world. In addition, the acquisition would establish HP's IT management software and services as a leader in business technology optimization and a clear choice for companies seeking to optimize the value that IT brings to business.

As we look ahead, the combination of HP OpenView and Mercury would create a robust management suite for optimizing, automating and aligning IT services with business needs. Together, these complementary portfolios would allow customers to reduce IT costs and make better IT decisions.

In the meantime, let us remind you that the HP Enterprise Management Alliance Program is in place to support ISVs who develop solutions that integrate or enhance current HP management solutions. This specialized program, available to DSPP members, offers integration tools and technologies, interoperability testing, partner integration certification and marketing services to developers who create applications that provide complementary functionality to specific HP Enterprise Management products.

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Important information

THIS STATEMENT IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL ANY SHARES. THE SOLICITATION AND THE OFFER TO BUY MERCURY'S COMMON STOCK WILL ONLY BE MADE PURSUANT TO AN OFFER TO PURCHASE AND RELATED MATERIALS THAT HP INTENDS TO FILE. STOCKHOLDERS SHOULD READ THESE MATERIALS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. STOCKHOLDERS WILL BE ABLE TO OBTAIN THE OFFER TO PURCHASE AND RELATED MATERIALS WITH RESPECT TO THE TENDER OFFER FREE AT THE SEC'S WEBSITE AT WWW.SEC.GOV, FROM INNISFREE M&A INCORPORATED, THE INFORMATION AGENT FOR THE OFFER, AT (877) 750-5838 OR BY E-MAIL AT INFO@INNISFREEMA.COM, FROM MERRILL LYNCH & CO., THE DEALER MANAGER FOR THE OFFER, AT (877) 653-2948, OR FROM HP.